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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1   )*
                                          -------

                   CARDIODYNAMICS INTERNATIONAL CORPORATION
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   141597104
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                                (CUSIP Number)

                             John Michael Paulson
       2250 East Tropicana #19-121, Las Vegas, NV 89119, (702) 429-0699
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                  7/19/01, 8/13/01, 8/21/01, 8/31/01, 11/5/01
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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CUSIP NO. 141597104
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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JOHN MICHAEL PAULSON
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF-OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          834,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,293,989
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       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          937,364
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,190,225
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,127,989
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.7%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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Item 1. Security and Issuer

          The class of securities to which this statement relates is the common stock (the "Common Stock") of CardioDynamics International Corporation (the "Issuer"), whose address is 6175 Nancy Ridge Drive, Suite 300, San Diego, California 92121.

Item 2. Identity and Background

          This statement on Schedule 13D/A is filed on behalf of John Michael Paulson (the "Reporting Person"). The Reporting Person's principal occupation is real estate development. His address, and the address of Nevastar Investments Corp., the organization in which his real estate development business is conducted, is 2250 East Tropicana #19-121, Las Vegas, NV 89119. The Reporting Person was named a co-trustee of the Allen E. Paulson Living Trust (UDT dated 12/23/86) (the "Trust") along with Edward White. The Reporting Person was also named a co-executor of Allen E. Paulson's estate (the "Estate") along with Edward White. On October 8, 2001, Edward White resigned as the co-trustee of the Trust and co-executor of the Estate. On October 11, 2001, Nicholas Diaco stepped in as the successor co-trustee of the Trust. The Reporting Person is now the sole executor of the Estate. The Reporting Person does not affirm that he and Edward White or Nicholas Diaco comprise or have comprised a "group." The Reporting Person is a U.S. citizen.

          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

          In 1996, the Reporting Person acquired 1,000,000 shares of Common Stock which are directly beneficially owned by him. He purchased these shares in a private transaction, at a per-share price of $0.25, using a promissory note payable to Allen E. Paulson, which was paid in full from the Reporting Person's personal funds in March 2000. Upon Allen Paulson's death on July 19, 2000, Allen Paulson's Issuer stock options for a total of 59,000 shares of Common Stock passed to the Estate; and Allen Paulson's majority ownership interest in CardioDynamics Holdings, LLC (the "LLC"), which owns 103,764 shares of Common Stock, passed to the Estate. As co-executor of the Estate, the Reporting Person had beneficial ownership (shared with Edward White, as co-executor) in these 162,764 shares. The voting power in the LLC's shares is also shared with the other members of the LLC. Before Allen Paulson's death, Mr. Paulson had transferred 10,418,634 shares (which included the 418,409 shares which were earlier sold and reported in the Schedule 13D filed on behalf of the Reporting Person on October 4, 2000) of the Common Stock of the Issuer to the Trust. Upon Allen Paulson's death, the Reporting Person and Edward White were named co-trustees of the Trust and beneficial ownership was passed to them. Edward White resigned as co-trustee of the trust and co-executor of the Estate on October 8, 2001. On October 11, 2001, Nicholas Diaco was appointed successor co-trustee of the Trust. The Reporting Person is now the sole executor of the Estate.

Item 4. Purpose of Transaction

          The Reporting Person's/Trust's acquisition of securities was for investment purposes. The Reporting Person's beneficial ownership amount of Common Stock may be large enough to confer control of the Issuer. Although the Trust currently has no concrete plans or proposals with respect to consummating any further acquisitions or dispositions of the Common Stock of the Issuer, the Trust is currently predisposed towards conducting additional sales.

Item 5. Interest in Securities of the Issuer

          See Item 3 and rows 7-10 on page 2 of this statement. The Reporting Person directly owns 775,000 shares of the Issuer Common Stock for his own account, after brokerage sales in 2001 of 120,300 shares. The Trust directly owns (after the sales of 3,810,000 shares reported below) 6,190,225 shares of Common Stock; the Reporting Person and Nicholas Diaco share voting power and dispositive power as to such shares. As sole executor of the Estate, the Reporting Person beneficially owns Allen Paulson's stock options to acquire 59,000 shares of Common Stock passed to the Estate, and Allen Paulson's majority interest in the LLC, which owns 103,764 shares of Common Stock. The Reporting Person, as the sole executor (after the resignation of Edward White, as co-executor), shares voting power over the LLC's Issuer stock with James Gilstrap, Nicholas Diaco and Joseph Diaco. Together, all this represents, for the Reporting Person, 15.7% of the Issuer's Common Stock under the Rule 13d-3(d) (1) calculation (with 45,656,022 shares outstanding at October 8, 2001).
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          Edward White's principal occupation is accounting, and he is the senior partner of Edward White and Company, a certified public accounting firm. Edward White's address, and the address of Edward White and Company, the organization in which his business is conducted, is 21700 Oxnard Street, Suite 400, Woodland Hills, California 91367. He is a U.S. citizen. During the last five years, Edward White has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Nicholas Diaco is a U.S. citizen. His principal occupation is physician at the Cardiology consultants of Santa Monica, which is located at 1301 20th St., Suite 400, Santa Monica, CA 90404. During the last five years, Nicholas Diaco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws.

          No Transactions in the Common Stock were effected by the Reporting Person since the last 13D filed on his behalf, except for the following:

               (1) In 2001, the Reporting Person sold 120,300 shares of Common Stock of the Issuer in brokerage sales.

               (2) On July 19, 2001, the Trust: (a) sold 500,000 shares of the Common Stock of the Issuer at $4.25 per share, for an aggregate purchase price of $2,125,000 to Pine Ridge Financial Inc., an international business company organized and existing in accordance with the laws of the British Virgin Islands ("Pine Ridge"), and (b) granted an option to purchase up to 1,000,000 shares of the Common Stock of the Issuer at $4.32 per share to Pine Ridge. Pine Ridge exercised its option on July 30, 2001, and purchased 500,000 shares of the Common Stock of the Issuer at $4.32 per share for an aggregate purchase price of $2,160,000.

               (3) On August 13, 2001, the Trust sold 510,000 shares of the Common Stock of the Issuer at $4.5207 per share to Joseph F. Diaco, Thomas Fogarty, Lester B. Knight, Jack L. McGinley and Todd E. Warnock in a series of transactions.

               (4) On August 21, 2001, the Trust sold an aggregate of 300,000 registered shares of the Common Stock of the Issuer at $4.50 per share, for an aggregate purchase price of $1,350,000 to Pine Ridge.

               (5) On August 31, 2001, the Trust sold 500,000 shares of the Common Stock of the Issuer at $5.40 per share, for an aggregate purchase price of $2,700,00 to Pine Ridge.

               (6) On November 5, 2001, the Trust sold an aggregate of 1,500,000 shares, at a purchase price of $4.35 per share, for an aggregate purchase price of $6,525,000 to Ascend Partners, LP, Ascend Partners Sapient, LP, Ascend Offshore Fund, Ltd., AIM Funds Group, Blue Coast Partners II, L.P., Citi Fort Point Ltd., Bramwell Capital Corp., The Children's Institute of Pittsburgh, William Blair Small Cap Growth Fund, Kentucky State District Council of Carpenters, Pensionskassee SBB, Rush Presbyterian St. Luke's Pension & Retirement, Rush Presbyterian St. Luke's Endowment, Children's Institute of Pittsburgh - Pension, MacNeal Health Foundation, CF Industries, Canton of Zurich, Goldman Sachs GDP 2000 Master Fund Ltd., Blue Coast Partners, L.P. and Green Coast Offshore Limited in a series of transactions.

          The total number of shares of Common Stock sold by the Trust was 3,810,000. In an earlier 13/D, the Reporting Person reported owning an aggregate of 11,058,589 shares of the Common Stock of the Issuer; after the above transactions, the Reporting Person now owns an aggregate of 7,127,989 shares the of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

          (a) Securities Purchase Agreement dated as of July 19, 2001, between the Trust and Pine Ridge. The Trust: (a) sold 500,000 shares of the Common Stock of the Issuer at $4.25 per share to Pine Ridge, and (b) granted an option to purchase up to 1,000,000 shares of the Common Stock of the Issuer at $4.32 per share to Pine Ridge (the option was exercised only as to 500,000 shares). See Item 7(a).

          (b) Securities Purchase Agreements, each dated as of August 13, 2001, between the Trust and each of: Joseph F. Diaco, Thomas Fogarty, Lester B. Knight, Jack L. McGinley and Todd E. Warnock. The Trust sold an aggregate of 510,000 shares of the Common Stock of the Issuer at $4.5207 per share in a series of transactions. See Item 7(b).

          (c) Letter Agreement entered into as of August 21, 2001, between the Trust and Pine Ridge, for the sale of 300,000 registered shares of the Common Stock of the Issuer at $4.50 per share. See Item 7(c).

          (d) Securities Purchase Agreement dated as of August 31, 2001, between the Trust and Pine Ridge. The Trust sold 500,000 shares of the Common Stock of the Issuer at $5.40 per share to Pine Ridge. See Item 7(d).

          (e) Letter Agreements in substantially similar form, each dated as of November 5, 2001, between Trust and each of: Ascend Partners, LP, Ascend Partners Sapient, LP, Ascend Offshore Fund, Ltd., AIM Funds Group, Blue Coast Partners II, L.P., Citi Fort Point Ltd., Bramwell Capital Corp., The Children's Institute of Pittsburgh, William Blair Small Cap Growth Fund, Kentucky State District Council of Carpenters, Pensionskassee SBB, Rush Presbyterian St. Luke's Pension & Retirement, Rush Presbyterian St. Luke's Endowment, Children's Institute of Pittsburgh - Pension, MacNeal Health Foundation, CF Industries, Canton of Zurich, Goldman Sachs GDP 2000 Master Fund Ltd., Blue Coast Partners, L.P. and Green Coast Offshore Limited. The Trust sold an aggregate of 1,500,000 shares of the Common Stock of the Issuer at $4.35 per share in a series of transactions. See Item 7(e).

Item 7. Material to Be Filed as Exhibits

          (a) Securities Purchase Agreement, dated as of July 19, 2001, between the Trust and Pine Ridge.

          (b) Securities Purchase Agreements, each dated as of August 13, 2001, between the Trust and each of: Joseph F. Damico, Thomas Fogarty, Lester B. Knight, Jack McGinley and Todd E. Warnock.

          (c) Letter Agreement, dated as of August 21, 2001, between the Trust and Pine Ridge.

          (d) Securities Purchase Agreement, dated as of August 31, 2001, between the Trust and Pine Ridge.

          (e) Letter Agreements, each dated as of November 5, 2001, between the Trust and each of: Ascend Partners, LP, Ascend Partners Sapient, LP, Ascend Offshore Fund, Ltd., AIM Funds Group, Blue Coast Partners II, L.P., Citi Fort Point Ltd., Bramwell Capital Corp., The Children's Institute of Pittsburgh, William Blair Small Cap Growth Fund, Kentucky State District Council of Carpenters, Pensionskassee SBB, Rush Presbyterian St. Luke's Pension & Retirement, Rush Presbyterian St. Luke's Endowment, Children's Institute of Pittsburgh - Pension, MacNeal Health Foundation, CF Industries, Canton of Zurich, Goldman Sachs GDP 2000 Master Fund Ltd., Blue Coast Partners, L.P. and Green Coast Offshore Limited.


                                   Signature
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

________________________________________________________________________________
Date  12/27/01
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Signature  /s/ John Michael Paulson
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Name/Title
JOHN MICHAEL PAULSON/Co-Trustee and Executor

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)